UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                =================

                                    FORM 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (SEPTEMBER 15, 2003)

                                DIVERSINET CORP.
--------------------------------------------------------------------------------
                              (Name of Registrant)
         2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

1. Caradas, Inc. audited financial statements for the years ended December 31, 2002 and 2001.
2. Pro Forma Consolidated Financial Information of Diversinet Corp. for the year ended October 31, 2002 and the nine months ended July 31, 2003.
3. Caradas, Inc. financial statements for the six months ended June 30, 2002 and 2001.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F
     Form  20-F       X               Form  40-F
                    -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

     YES               NO        X
                              ------

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET  CORP.
-----------------------
(REGISTRANT)

DATE:  SEPTEMBER 15, 2003             BY:    /s/  DAVID  HACKETT
                                      --------------------------------------
                                      DAVID HACKETT, CHIEF FINANCIAL OFFICER

AUDITORS' REPORT TO THE BOARD OF DIRECTORS

We have audited the accompanying balance sheets of Caradas, Inc. as at December 31, 2002 and 2001 and the related statements of earnings, stockholder's equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has incurred significant losses from operations which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG  LLP
Chartered  Accountants
Toronto,  Canada
September  9,  2003

CARADAS, INC.

Balance Sheets

December 31, 2002 and 2001

(Expressed  in  U.S.  dollars)

=============================================================================
                                                            2002       2001
-----------------------------------------------------------------------------

ASSETS

Current assets:
  Cash and cash equivalents                              $  54,833   $131,134
  Accounts receivable, net of allowance for doubtful
  accounts of nil  (2001 - nil)                            399,401    648,465
  Prepaids and deposits                                     14,125      5,700
  ---------------------------------------------------------------------------
  Total current assets                                     468,359    785,299

Fixed assets, net (note 3)                                 195,369    104,359

-----------------------------------------------------------------------------
Total assets                                             $ 663,728   $889,658
=============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
  Bank indebtedness (note 4)                             $ 206,379   $      -
  Accounts payable                                          98,465     67,124
  Accrued liabilities (note 5)                              93,575     24,202
  Deferred revenue                                         243,085    141,368
  Stockholder advances (note 7)                             46,900    143,112
  Current portion of capital lease (note 6)                 15,236          -
  ---------------------------------------------------------------------------
  Total current liabilities                                703,640    375,806

Long term portion of capital lease (note 6)                 22,930          -

Stockholders' equity (deficiency)
  Common stock, $.001 par value:
  Authorized:
    10,970,000 common shares
  Issued and outstanding:
    8,316,496 common shares (2001 - 8,264,416)               8,317      8,264
  Paid up capital                                           69,492     33,917
  Retained earnings (deficit)                             (140,651)   471,671
  ---------------------------------------------------------------------------
  Total stockholders' equity (deficiency)                  (62,842)   513,852

Commitments and contingencies (note 9)
Subsequent events (note 13)

-----------------------------------------------------------------------------
Total liabilities and stockholders' equity (deficiency)  $ 663,728   $889,658
=============================================================================

See accompanying notes to financial statements.

CARADAS, INC.

Statements of Earnings

Years Ended December 31, 2002 and 2001

(Expressed  in  U.S.  dollars)

=========================================================================
                                                     2002         2001
-------------------------------------------------------------------------

Revenues (note 12)                                $4,123,673   $2,801,590
Cost of sales                                      2,022,252    1,215,327

-------------------------------------------------------------------------
Gross profit                                       2,101,421    1,586,263
Research and development                             939,624      416,762
Sales and marketing                                1,044,675      396,255
General and administrative                           666,647      260,782
Depreciation and amortization                         52,508       13,905
-------------------------------------------------------------------------
Income (loss) before the following:                 (602,033)     498,559
Other interest expense                                 7,538          300
Interest expense on capital lease                      2,751            -
-------------------------------------------------------------------------
Income (loss) for the year                        $ (612,322)  $  498,259
=========================================================================

See accompanying notes to financial statements.

Statements of Stockholders' Equity (Deficiency)

Years  Ended  December  31,  2002  and  2001

(Expressed  in  U.S.  dollars)

=========================================================================================================================
                                                    Common stock                Paid-up capital   Retained          Total
                                                                                                  earnings  stockholders'
                                                                                                  (deficit)        equity
                                                                                                             (deficiency)
                                                 Number      Amount
-------------------------------------------------------------------------------------------------------------------------
Stockholders' equity January 1, 2001             8,250,000   $        8,250   $         33,196  $ (26,588)  $     14,858

Additional contributions during the
year                                                                                       721                       721

Stock options exercised during the year             14,416               14                                           14

Income for the year                                                                               498,259        498,259
-------------------------------------------------------------------------------------------------------------------------
Stockholders' equity December 31, 2001           8,264,416            8,264             33,917    471,671        513,852

Additional contributions during the
year                                                                                    35,575                    35,575

Stock options exercised during the year             52,080               53                                           53

Loss for the year                                                                                (612,322)      (612,322)
-------------------------------------------------------------------------------------------------------------------------
Stockholders' equity (deficiency)

December 31, 2002                                8,316,496   $        8,317   $         69,492  $(140,651)  $    (62,842)
=========================================================================================================================

See accompanying notes to financial statements

CARADAS, INC.

Statements of Cash Flows

Years Ended December 31, 2002 and 2001

(Expressed  in  U.S.  dollars)

================================================================================================
                                                                             2002        2001
------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Income (loss) for the year                                                $(612,322)  $ 498,259
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                                              52,508      13,905
  Changes in non-cash working capital items related to operations:
     Accounts receivable                                                    249,064    (648,466)
     Prepaids and deposits                                                   (8,425)     (5,700)
     Accounts payable                                                        31,341      67,124
     Accrued liabilities                                                     69,373      24,202
     Deferred revenue                                                       101,717     141,368
------------------------------------------------------------------------------------------------
 Cash provided by  (used in) operating activities                          (116,744)     90,692
================================================================================================

FINANCING ACTIVITIES
    Capital lease payments                                                  (11,233)          -
    Stockholders' advances                                                  (96,212)    143,112
    Exercise of stock options and additional paid up capital contributions   35,628         721
    Bank indebtedness advances                                              281,379           -
    Bank indebtedness repayments                                            (75,000)          -
------------------------------------------------------------------------------------------------
  Cash provided by financing activities                                     134,562     143,833
================================================================================================

INVESTING ACTIVITIES
    Additions to fixed assets                                               (94,119)   (116,722)
------------------------------------------------------------------------------------------------
  Cash used in investing activities                                         (94,119)   (116,722)
================================================================================================

Net increase (decrease) in cash and cash equivalents during the year        (76,301)    117,803

Cash and cash equivalents, beginning of the year                            131,134      13,331

------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                                $  54,833   $ 131,134
================================================================================================

Supplemental cash flow information:
    Interest paid                                                         $  10,289   $       -
Supplemental disclosure of non-cash investing activities
    Fixed assets acquired under capital lease                             $  49,399   $       -
================================================================================================

See accompanying notes to financial statements.

CARADAS,  INC.

Notes to Financial Statements

Years ended December 31, 2002 and 2001

(Expressed  in  U.S.  dollars)

Caradas, Inc. ("Caradas or the "Company") is a credential management provider to the enterprise, financial and retail markets. Caradas provides 'smart card enablement' to these markets which demand open, secure, next generation multi-application solutions in both the physical and digital environments, with robust identity and authentication that seamlessly connects with continuously updated, smart card-aware applications.

1.   FUTURE  OPERATIONS:

     These financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in its normal course of business. Certain conditions and events exist that cast substantial doubt on the Company's ability to continue as a going concern.

     The Company has incurred significant losses and used significant amounts of cash in operating activities in the year ended December 31, 2002.

     Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing or generating future profitable operations.

     Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.   SIGNIFICANT  ACCOUNTING  POLICIES:

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies adopted by the Company are as follows:

     a)   Revenue  Recognition:

     Consulting revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as employees and subcontractors provide services. Revenue from time and materials service contracts are recognized as the services are provided. Revenue from fixed price long-term contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Revenue recognized in excess of billings is recorded as unbilled services. Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, are included in Revenues.

     Revenue from software license agreements is recognized upon execution of a license agreement and the shipment of the software, as long as all vendor obligations have been satisfied, the license fee is fixed and determinable and collection of the license fees is probable. Revenue from the sale of additional software products is recognized as software is delivered.

     Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, etc.) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. When arrangements contain multiple elements and vendor specific objective evidence only exists for all undelivered elements, the Company recognizes revenue for the delivered elements using the residual method, whereby the total arrangement fee is assigned to the undelivered elements based on their fair value, with the residual assigned to the delivered elements and recognized. For arrangements containing multiple elements where vendor specific objective evidence does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until either vendor specific objective evidence exists for the remaining undelivered elements or all elements have been delivered. The revenue allocated to post contract customer support is recognized ratably over the term of the support and revenue allocated to service elements (such as training and installation) is recognized as the services are performed.

     The Company's sales arrangements generally include standard payment terms ranging up to 90 days. The Company provides a limited product warranty, the costs of which have historically been insignificant.

     Amounts received in advance of revenue recognition are recorded as deferred revenue.

     b)  Cash  and  cash  equivalents:

     Cash and cash equivalents include cash on hand and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

     c)   Accounts  receivable:

     When considered necessary by management, accounts receivable are stated net of an allowance for doubtful accounts. The allowance is established via a provision for bad debts charged to operations. On a periodic basis, management evaluates its accounts receivable and establishes or adjusts its allowance to an amount that it believes will be adequate to absorb possible losses on accounts that may become uncollectible, based on evaluations of the collectibility of individual accounts, the company's history of prior loss experience and on current economic conditions. Accounts are charged against the allowance when management believes that the collectibility of the specific account is unlikely. The accompanying balance sheet at December 31, 2002 does not include an allowance for doubtful accounts, as one was not considered necessary by management.

     d)   Fixed  assets:

     Fixed assets are stated at cost less accumulated depreciation and amortization. Expenditures for acquisitions and improvements that significantly extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred.

     Depreciation and amortization on fixed assets is provided over the estimates useful lives of the assets using the straight line method over the following periods:

                          Equipment                    5 years

                          Computer  software           3 years

                          Furniture  and  fixtures     7 years

     Upon the occurrence of specific triggering events, the Company regularly reviews the carrying value of its fixed assets by comparing the carrying amount of the asset to the expected future undiscounted cash flows to be generated by the assets. If the carrying value exceeds the amount recoverable, a write-down of the asset to its estimated fair value is charged to the statement of earnings.

     e)   Income  Taxes:

     The Company is an S Corporation under the applicable provisions of federal and state income tax statutes. As an S Corporation, taxable income or loss is passed through directly to the stockholders.

     f)   Stock-  based  compensation:

     The Company has elected to follow the intrinsic method of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its employee stock options. Under APB 25, deferred stock-based compensation is recorded at the option grant date in an amount equal to the difference between the fair market value of a common share and the exercise price of the option. Deferred stock-based compensation resulting from employee option grants is amortized over the vesting period of the individual options. The Company applies the fair value method of Financial Accounting Standards Board ("FAS 123"), "Accounting for Stock-Based Compensation" for valuing options granted to non-employees.

     g)   Comprehensive  income:

     FAS No. 130, "Reporting Comprehensive Income", issued by the Financial Accounting Standards Board establishes standards for the reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from stockholder transactions. For all years presented, the income (loss) for the year is the same as comprehensive income (loss) for the year.

     h)   Use  of  estimates:

     The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

     i)   Recent  accounting  pronouncements:

     In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of the Financial Accounting Standards Board Statements No. 5, 57 and 107 and a rescission of the Financial Accounting Standards Board Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 31, 2002.

3.   FIXED  ASSETS:

===========================================================================================================
                                                                                    Accumulated    Net book
2002                                                                   Cost        depreciation       value
                                                                               and amortization
-----------------------------------------------------------------------------------------------------------

Equipment                                                            $228,301  $          54,949  $ 173,352
Computer software                                                      26,359              9,976     16,383
Furniture and fixtures                                                  7,122              1,488      5,634
                                                                     $261,782  $          66,413  $ 195,369
===========================================================================================================

In 2002, depreciation and amortization expense amounted to $52,508.
===========================================================================================================
                                                                                    Accumulated    Net book
2001                                                                 Cost          depreciation       value
                                                                               and amortization
-----------------------------------------------------------------------------------------------------------
Equipment                                                            $ 94,665  $          10,625  $  84,040
Computer software                                                      16,749              2,791     13,958
Furniture and fixtures                                                  6,850                489      6,361
                                                                     $118,264  $          13,905  $ 104,359
===========================================================================================================

In 2001, depreciation and amortization expense amounted to $13,905.

5.   ACCRUED  LIABILITIES:

================================================================================
                                                             2002         2001
--------------------------------------------------------------------------------
Remuneration                                                $64,186      $     -
Professional fees                                            12,000        9,680
Miscellaneous                                                17,389       14,522
--------------------------------------------------------------------------------
                                                            $93,575      $24,202
================================================================================

6.   CAPITAL  LEASE:

     This lease bears interest at 8.25% per annum and is repayable in monthly principal and interest installments of $1,554 through March of 2005. The obligation is secured by certain fixed assets of the Company. Year ending December 31:
================================================================================

Year ending December 31:
2003                                                                     $18,646

2004                                                                      18,646

2005                                                                       4,661


--------------------------------------------------------------------------------
Total minimum payments                                                    41,953

Less amount representing interest (at a rate of 8.25%)                     3,787
--------------------------------------------------------------------------------

Present value of net minimum capital lease payments                       38,166
Less current portion                                                      15,236
--------------------------------------------------------------------------------
                                                                         $22,930
================================================================================

7.   RELATED  PARTY  TRANSACTIONS:

     In 2001, the Company received a loan of $143,100 from its president/stockholder. During 2002, the Company borrowed an additional $25,000. As of December 31, 2002, the Company had repaid $121,200, resulting in an amount due to the president/stockholder of approximately $46,900. The loan has no formal repayment terms and is non-interest bearing.

     During 2002, the Company purchased equipment, software, administrative services and IT services from three different corporations that are partially owned by an officer/stockholder of the Company. In addition, the Company occupies a portion of office space leased by one of the related corporations and pays an allocated portion of the rent. The Company purchased goods and services of approximately $77,720 and approximately $101,640 of equipment from these related corporations during 2002. At December 31, 2002 the amount owed to these corporations totaled $37,760 which is included in accounts payable.

     In 2002, the Company granted 2,500 stock options at an exercise price of $.05 each to an employee of a corporation that is partially owned by an officer of the Company.

8.   FINANCIAL  INSTRUMENTS  AND  RISK  MANAGEMENT:

     The Company is exposed to the following risks related to financial assets and liabilities:

     (a)  Fair  values:

          The fair values of the Company's current financial instruments other than stockholder advances approximate their carrying amounts due to their short-term nature. The fair value of the Company's capital lease approximates its carrying value as it bears an interest rate that is at the current market rate. The fair value of the stockholder advances is not determinable due to its related party nature and terms.

     (b)  Credit  risk:

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents and accounts receivable. Cash equivalents are maintained at high-quality financial institutions.

          The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

          A summary of sales to major customers that exceeded 10% of total sales during each of the years ended December 31, 2002 and 2001, and the approximate amount due from these customers, as of December 31, 2002, are as follows:

================================================================================
                                                     Sales          Accounts
                                                 2002     2001     receivable
--------------------------------------------------------------------------------
Customer 1                                          20%        32%  $    34,239
Customer 2                                          20%        10%      159,415
Customer 3                                          15%         2%            -
Customer 4                                          13%        29%            -
Customer 5                                           -         10%            -
--------------------------------------------------------------------------------

     The Company does not consider itself to be economically dependent on any single customer or supplier.

     All revenue is attributable to geographic location based on the location of the customer. All revenue was attributable to the United States in the fiscal years ended December 31, 2002 and 2001.

9.   COMMITMENTS  AND  CONTINGENCIES:

     (a)  Lease  commitments:

          Total future minimum operating lease payments including operating costs are as follows:

================================================================================
2003                                                                $     62,138

2004                                                                      46,603
--------------------------------------------------------------------------------
                                                                    $    108,741
================================================================================

          The rent expense was $68,838 and $54,537 in 2002 and 2001, respectively.

10.  PROFIT-SHARING  PLAN:

     On January 1, 2002, the Company implemented a profit-sharing plan that includes a 401(k) feature which covers substantially all of its employees.

     The profit-sharing section of the plan is noncontributory and there is no minimum annual contribution required under the plan. Company contributions to the plan are determined at the discretion of the Board of Directors. Employees must complete three years of service after which they are 100% vested in the plan. There were no contributions for the year ended December 31, 2002.

     The 401(k) section of the plan allows employees to contribute up to 20% of qualified compensation on a salary reduction basis. Employees must complete three months of service and attain the age of 18 years to be eligible.

11.  STOCK  OPTION  PLAN:

     In 1999, the Company adopted the "1999 Amended and Restated Stock Option/Issuance Plan Stock" (the "incentive plan"). Under the incentive plan, 2,657,500 options for the purchase of shares of Common Stock may be granted. The incentive plan allows the granting of incentive stock options to employees, and nonqualified options to employees, directors and consultants. The Board of Directors is responsible for administration of the incentive plan. The Board of Directors determines the option exercise price and number of shares for which each option is granted.

     The option price for the incentive stock options and nonqualified stock options may not be less than the fair market value on the date the option is granted. The majority of the qualified options granted under the incentive plan vest 33% on the one year anniversary of issuance, and subsequently vest 8.375% per quarter for the next two years. However, the vesting for certain qualified options granted under the incentive plan have alternate vesting schedules based on the Board's instructions at the time of the grant. Nonqualified options vest based on the Board's instructions at the time of the grant. Incentive stock options expire ten years from the grant date, while nonqualified stock options expire no more than five years from the grant date.

     FAS 123 requires pro forma disclosure of net income, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied.

     Had compensation cost for the Company's stock option plans been determined based on the fair value at the date of grant, consistent with the provision of FAS 123, the effect on net loss would be as follows for the year ended December 31, 2002 and 2001.

================================================================================
                                                         2002              2001
--------------------------------------------------------------------------------
Net income (loss)                              $     (612,322)     $     498,259
Stock compensation expense                             29,000              2,129
--------------------------------------------------------------------------------
Pro forma net income (loss)                          (641,322)           496,130
--------------------------------------------------------------------------------

     For the year ended December 31, 2002 and 2001, the following assumptions were used in computing the proforma amounts. The fair value of the options at grant date was estimated using the minimum value method with the following assumptions: expected volatility of 0%; risk free interest rate of 3%; expected lives of 5 or 10 years. The effects of applying FAS 123 in this proforma disclosure is not indicative of future amounts.

     The following table summarizes information about stock options outstanding at December 31, 2002:

================================================================================================
                              Options outstanding                        Options vested
-----------------------------------------------------------------  -----------------------------
                              Weighted average
                      Number         remaining   Weighted average       Number  Weighted average
Exercise price   outstanding  contractual life     exercise price  exercisable   exercise price
-----------------------------------------------------------------  -----------------------------
$.05              1,796,504              6.33  $             .05    1,204,004  $             .05
$.50                492,500              8.78  $             .50      137,834  $             .50
------------------------------------------------------------------------------------------------
                  2,289,004              6.86  $             .15    1,341,838  $             .10
================================================================================================

Changes for the employee stock option plan during the years ended December 31, 2002 and 2001 were as follows:

                                               2002                         2001
-------------------------------------------------------------------  ---------------------------
                                                  Weighted average             Weighted average
                                          Number    exercise price     Number    exercise price
-------------------------------------------------------------------  ---------------------------
Options outstanding, beginning of year  1,996,084   $           .08          -   $             -
Options granted                           465,250               .50  2,020,500               .08
Options exercised                         (52,080)              .05    (14,416)              .05
Options cancelled                        (120,250)              .50    (10,000)              .05
-------------------------------------------------------------------  ---------------------------
Options outstanding, end of year        2,289,004   $           .15  1,996,084   $           .10
===================================================================  ===========================
Options exercisable, end of year        1,341,838   $           .08    106,418   $           .10
===================================================================  ===========================

12.  REVENUES

     Revenue by source is as follows:

Revenue type                        Dec 31, 2002                  Dec 31, 2001
--------------------------------------------------------------------------------
Consulting                          3,930,405                          2,657,840
Product sales                          47,793                            143,750
Customer support                      145,475                                  -
--------------------------------------------------------------------------------
 Total                              4,123,673                          2,801,590
================================================================================

13.  SUBSEQUENT  EVENTS:

     (a)  Increase  in  authorized  number  of  shares

     On February 12, 2003, the Company's Board of Directors voted to increase the number of authorized shares of Common Stock to 20,000,000. In connection with the increase, the amount of options that may be granted under the stock option plan (Note 11) was increased to 9,366,438 shares. Stock option activity for the six-month period ended June 30, 2003 is summarized below:

                                  Weighted average
Number                            of shares          Exercise price
--------------------------------------------------------------------------------

Outstanding at December 31, 2002         2,289,004   $           .15
Granted                                  7,614,619               .01
Expired/forfeited                         (812,500)              .17
--------------------------------------------------------------------------------
 Outstanding at April 30, 2003           9,091,123   $           .03
================================================================================

     (b)  Acquisition  by  Diversinet  Corp.

     On September 1, 2003, 100% of the outstanding shares of Caradas, Inc. were acquired by Diversinet Corp. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants. The share purchase warrants are exercisable at U.S.$2.45 per share for five years. The share purchase warrants will vest to the holder quarterly over three years. The acquisition will be accounted for using the purchase method.

FINANCIAL STATEMENTS

CARARDAS, INC.



For the Six Months Ended June 30, 2003

(Unaudited)

                                    CARADAS, INC.
                                   BALANCE SHEETS
                                  [in U.S. dollars]

                                                            JUNE 30      December 31
                                                               2003             2002
                                                                  $                $
====================================================================================
                                                          (UNAUDITED)
ASSETS
CURRENT
  Cash and cash equivalents                                   140,779         54,833
  Accounts receivable, net of allowance for doubtful
  accounts of nil( 2002 - nil)                                371,410        399,401
  Prepaids and deposits                                        11,016         14,125
-------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                          523,205        468,359
-------------------------------------------------------------------------------------
  Fixed assets, net                                           167,937        195,369
-------------------------------------------------------------------------------------
TOTAL ASSETS                                                  691,142        663,728
=====================================================================================

LIABILITIES AND STOCKHOLDERSEQUITY (DEFICIENCY)
CURRENT
  Bank indebtedness                                           188,025        206,379
  Accounts payable                                            140,152         98,465
  Accrued liabilities                                          98,388         93,575
  Deferred revenue                                            148,259        243,085
  Stockholder advances                                         14,746         46,900
  Current portion of capital lease                             16,774         15,236
-------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                     606,344        703,640
-------------------------------------------------------------------------------------
  Long term portion of capital lease                           13,449         22,930
-------------------------------------------------------------------------------------
TOTAL LIABILITIES                                             619,793        726,570
=====================================================================================

STOCKHOLDERSEQUITY (DEFICIENCY)
  Share capital                                                 8,966          8,317
  Paid up capital                                           1,007,474         69,492
  Deficit                                                    (945,091)      (140,651)
-------------------------------------------------------------------------------------
TOTAL STOCKHOLDERSEQUITY (DEFICIENCY)                          71,349        (62,842)
=====================================================================================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)       691,142        663,728
=====================================================================================

See accompanying notes to financial statements.

                                      CARADAS, INC.
               STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
                                    [in U.S. dollars]

Six months ended June 30
(Unaudited)

                                                                       2003         2002
                                                                          $            $
-----------------------------------------------------------------------------------------

REVENUE                                                           1,725,064    2,234,400

Cost of sales                                                       630,716    1,111,957
-----------------------------------------------------------------------------------------
GROSS MARGIN                                                      1,094,348    1,122,443

EXPENSES
Research and development (including stock-based compensation)       702,247      671,625
Sales and marketing (including stock-based compensation)            366,339      561,293
General and administrative (including stock-based compensation)     791,817      460,535
Depreciation and amortization                                        27,432       23,515
-----------------------------------------------------------------------------------------
                                                                  1,887,835    1,716,968
-----------------------------------------------------------------------------------------
Loss before the following                                          (793,487)    (594,525)
Other interest expense                                                9,513        1,578
Interest expense on capital lease                                     1,440          994
=========================================================================================
LOSS FOR THE PERIOD                                                (804,440)    (597,097)
=========================================================================================


RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD                   (140,651)     725,723
 Loss for the period                                               (804,440)    (597,097)
-----------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT), END OF PERIOD                         (945,091)     128,626
=========================================================================================

See accompanying notes to financial statements.

                                      CARADAS, INC.
                                 STATEMENTS OF CASH FLOWS
                                       [in U.S. dollars]

Six months ended June 30
(Unaudited)

                                                                        2003        2002
                                                                           $           $
-----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) for the period                                         (804,440)  (597,097)
Add (deduct) items not requiring an outlay of cash:
  Depreciation and amortization                                        27,432     23,515
  Stock-based compensation                                            885,232          -
  Changes in non-cash working capital items related to operations:
     Accounts receivable                                               27,991     (9,781)
     Prepaids and deposits                                              3,109          -
     Accounts payable and accrued liabilities                          46,500    206,378
     Deferred revenue                                                 (94,826)   315,361
-----------------------------------------------------------------------------------------
 CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                       90,998    (61,624)
=========================================================================================


FINANCING ACTIVITIES
  Capital lease payments                                               (7,943)         -
  Stockholder advances                                                (32,154)         -
  Issue of common shares                                                  649          -
  Additional paid up capital contributions                             52,750      2,603
  Bank indebtedness advances                                           85,716    181,379
  Bank indebtedness repayments                                       (104,070)         -
-----------------------------------------------------------------------------------------
  CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      (5,052)   183,982
=========================================================================================

INVESTING ACTIVITIES
  Additions to fixed assets                                                 -    (75,603)
-----------------------------------------------------------------------------------------
 CASH USED IN INVESTING ACTIVITIES                                          -    (75,603)
=========================================================================================

NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD            85,946     46,755

Cash and cash equivalents, beginning of the period                     54,833    131,134

-----------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                          140,779    177,889
=========================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
  INTEREST PAID                                                        10,953      2,572
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES:
  FIXED ASSETS ACQUIRED UNDER CAPITAL LEASE                                 -     49,399
=========================================================================================

See accompanying notes to financial statements.

                                  CARADAS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                 (In US dollars)
                         Six months ended June 30, 2003

Caradas, Inc.(or the is a credential management provider to the enterprise, financial and retail markets. Caradas provides smart card enablementto these markets which demand open, secure, next generation multi-application solutions in both the physical and digital environments, with robust identity and authentication that seamlessly connects with continuously updated, smart card-aware applications.

1.  Future  Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and satisfy its liabilities in its normal course of business. Certain conditions and events exist that cast substantial doubt on the Company's ability as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in the year ended December 31, 2002.

Continued operations depend upon the Company's ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities. There can be no assurance that the Company will be successful in obtaining additional financing or generated future profitable operations.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.  Significant  accounting  policies

a)  Basis  of  presentation

In the opinion of management, the unaudited financial statements of the Company have been prepared on a consistent basis with the December 31, 2002 audited financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 2003 and the statement of loss and deficit and cash flows for the six months ended June 30, 2003 in accordance with United States generally accepted accounting principles (GAAP). The disclosures contained in these unaudited interim financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2002.

b)  Stock-based  compensation

The Company has elected to follow the intrinsic method of Accounting Principles Board Opinion No. 25 (25for Stock Issued to Employeesand related interpretations, in accounting for its employee stock options. Under APB 25, deferred stock-based compensation is recorded at the option grant date in an amount equal to the difference between the fair market value of a common share and the exercise price of the option. Deferred stock-based compensation resulting from employee option grants is amortized over the vesting period of the individual options. The Company applies the fair value method of Financial Accounting Standards Board (123for Stock-Based Compensationfor valuing options granted to non-employees.

3.  Share  capital

a) As at June 30, 2003, the following were outstanding:
Number of common shares                                                8,966,474
Number of common share options granted under the
Company's stock option plan                                            9,091,123

On February 12, 2003, the CompanyBoard of Directors voted to increase the number of authorized shares of Common Stock to 20,000,000. In connection with the increase, the amount of options that may be granted under the stock option plan was increased to 9,366,438 shares.

b)  Stock-Based  compensation

FAS 123 requires pro forma disclosure of net income, as if the fair value based method as opposed to the intrinsic value based method of accounting for employee stock options had been applied.

Had compensation cost for the Companystock option plans been determined based on the fair value at the date of grant, consistent with the provision of FAS 123, the effect on net loss would be as follows:

                                                              SIX MONTHS JUNE 30
                                                                            2003
                                                                               $
================================================================================
Income for the period                                                  (804,440)
Compensation expense related to the fair value of stock options            7,140
--------------------------------------------------------------------------------
Proforma income for the period                                         (811,580)

The fair value of each option granted has been determined using the minimal value method. Assumptions used when valuing the options at their date of grant using the minimal value method include: risk-free interest rate of 3%, estimated life of five or ten years, expected divided yield of 0% and volatility of 0%.

The Company granted 7,614,619 options (2002 - 179,750) during the six month period ended June 30, 2003. Compensation expense of $885,232 arose during the period relating to options granted with an exercise price of $0.01. The intrinsic value was calculated using $0.16 per share, the value arising when the Company was sold to Diversinet Corp. During the six months ended June 30, 2003, 812,500 options were forfeited.

4.  Subsequent  event

On September 1, 2003, 100% of the outstanding shares of Caradas, Inc. were acquired by Diversinet Corp. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants. The share purchase warrants are exercisable at $2.45 per share for five years. The share purchase warrants will vest to the holder quarterly over three years. The acquisition will be accounted for using the purchase method.

Pro Forma Consolidated Financial Information

DIVERSINET CORP.

Year ended October 31, 2002 and the nine months ended July 31, 2003
(Unaudited)

DIVERSINET CORP.
Pro Forma Consolidated Balance Sheet

July 31, 2003
(Expressed in Canadian dollars)
(Unaudited)

=====================================================================================================================
                                                                                                       Pro forma
                                                                              Pro-forma             Diversinet Corp.
                                         Diversinet Corp.    Caradas, Inc.   Adjustments   Notes        (note 1)
---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents               $         520,901   $      191,456                         $         712,357
Short-term investments                          3,482,618                -                                 3,482,618
Accounts receivable                             1,638,914          505,118                                 2,144,032
Other receivable                                  139,207                -                                   139,207
Prepaid expenses                                  273,818           14,982                                   288,800
---------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                            6,055,458          711,556                                 6,767,014
---------------------------------------------------------------------------------------------------------------------
Capital assets, net                             1,269,387          228,399                                 1,497,786
Goodwill and  intangible assets (note
2(b))                                           1,446,397                -     7,458,956     3(a)          8,905,353
---------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    8,771,242          939,955     7,458,956                  17,170,153
=====================================================================================================================

LIABILITES AND SHAREHOLDERS' EQUITY
CURRENT
Bank Indebtedness                                       -          255,714                                   255,714
Accounts payable                                1,170,306          190,607                                 1,360,913
Accrued liabilities                             1,610,270          133,808                                 1,744,078
Current portion of promissory note                420,000                -                                   420,000
Current portion of notes payable                   14,455                                                     14,455
Stockholder Advances                                    -           20,055                                    20,055
Current Portion of capital leases                       -           22,813                                    22,813
Deferred revenue                                   56,276          201,632                                   257,908
---------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                       3,271,307          824,629                                 4,095,936
---------------------------------------------------------------------------------------------------------------------
Promissory note                                   420,000                -                                   420,000
Notes payable                                           -           18,291                                    18,291
---------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                               3,691,307          842,920             -                   4,534,227
=====================================================================================================================

SHAREHOLDERS' EQUITY
Share capital                                  63,090,916        1,423,016    (1,423,016)    3(c)
                                                                               6,616,351     3(a)         69,707,267
Share purchase warrants                           589,824                -       939,640     3(a)          1,529,464
Contributed surplus                                97,500                -                                    97,500
Deficit                                       (58,698,305)      (1,325,981)    1,325,981     3(c)        (58,698,305)
---------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                      5,079,935           97,035     7,458,956                  12,635,926
=====================================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                  $       8,771,242   $      939,955             -           $      17,170,153
=====================================================================================================================

See accompanying notes to pro forma consolidated financial information.

DIVERSINET CORP.
Pro Forma Consolidated Statement of Operations

Year ended October 31, 2002
(Expressed in Canadian dollars)
(Unaudited)

===========================================================================================================================
                                                                                                                Pro forma
                                                                                                                Diversinet
                                                       DSS Software                      Pro forma                Corp.
                                   Diversinet Corp.    Technologies    Caradas, Inc.    adjustments    Notes     (note 1)
---------------------------------------------------------------------------------------------------------------------------
Revenue                           $       1,117,785   $  13,802,437   $    6,474,167   $                       $21,394,389

Cost of sales                                     -       9,803,849        3,174,936                            12,978,785

---------------------------------------------------------------------------------------------------------------------------
Gross margin                              1,117,785       3,998,588        3,299,231                             8,415,604
---------------------------------------------------------------------------------------------------------------------------

Expenses:
  Research and development                2,327,604               -        1,475,210                             3,802,814
  Sales and marketing                     1,737,027       5,044,982        1,640,140                             8,422,149
  General and administrative              2,989,102         440,318        1,046,636                             4,476,056
  Depreciation and amortization             635,835               -           82,438                               718,273
---------------------------------------------------------------------------------------------------------------------------
                                          7,689,568       5,485,300        4,244,424                            17,419,292
---------------------------------------------------------------------------------------------------------------------------

Loss before the following                (6,571,783)     (1,486,712)        (945,193)                           (9,003,688)

Interest (income) expense                  (174,841)         22,925           16,154          5,625   3(b)(i)     (130,137)
---------------------------------------------------------------------------------------------------------------------------

Loss for the year                 $      (6,396,942)  $  (1,509,637)  $     (961,347)  $     (5,625)           $(8,873,551)
===========================================================================================================================
Loss per share (note 4)
  Basic and diluted               $           (2.15)                                                           $     (2.02)
===========================================================================================================================
Weighted average number of
shares outstanding                        2,971,692                                                         4    4,389,192
===========================================================================================================================

See accompanying notes to pro forma consolidated financial information.

DIVERSINET CORP.
Pro Forma Consolidated Statement of Operations

Nine months ended July 31, 2003
(Expressed in Canadian dollars)
(Unaudited)

==============================================================================================================================
                                                          DSS Software
                                                          Technologies       Caradas, Inc.                         Pro forma
                                                          from November     from October 1,                        Diversinet
                                                            1, 2002 to     2002 to June 30, Pro forma                Corp.
                                      Diversinet Corp.    January 2, 2003       2003       adjustments    Notes     (note 1)
------------------------------------------------------------------------------------------------------------------------------
Revenue                              $       6,382,625   $      1,881,943   $ 3,436,293                           $11,700,861

Cost of sales                                5,186,384          1,753,956     1,497,228                             8,437,568

------------------------------------------------------------------------------------------------------------------------------
Gross margin                                 1,196,241            127,987     1,939,065                             3,263,293
------------------------------------------------------------------------------------------------------------------------------

Expenses:
  Research and development                   1,144,546                  -     1,182,178                             2,326,724
  Sales and marketing                        1,181,342          1,554,854       770,942                             3,507,138
  General and administrative                 2,610,283             87,025       903,754                             3,601,062
  Depreciation and amortization                609,641                  -        99,489                               709,130
------------------------------------------------------------------------------------------------------------------------------
                                             5,545,812          1,641,879     2,956,363                            10,144,054
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before the following          (4,349,571)        (1,513,892)   (1,017,298)                           (6,880,761)

Interest (income) expense                      (86,572)             2,000        19,507            938   3(b)(i)     (64,127))
------------------------------------------------------------------------------------------------------------------------------

Income (loss) for the period         $      (4,262,999)  $     (1,515,892)  $(1,036,805)  $       (938)            (6,816,634)
==============================================================================================================================
Loss per share (note 4)
  Basic and diluted                              (1.04)                                                                 (1.24)
==============================================================================================================================
Weighted average number of
shares outstanding                           4,085,920                                                         4    5,503,420
==============================================================================================================================

See accompanying notes to pro forma consolidated financial information.

DIVERSINET CORP.

Notes to the Pro Forma Consolidated Financial Information

Year ended October 31, 2002 and nine months ended July 31, 2003
(Expressed in Canadian dollars)
(Unaudited)

1.   BASIS  OF  PRESENTATION:

     The unaudited pro forma consolidated financial information is based upon the historical financial information described below after giving effect to the transactions and adjustments described in notes 2 and 3. These unaudited pro forma consolidated financial information are not necessarily indicative of the results that would have been achieved had the transactions actually taken place at the dates indicated and do not purport to be indicative of the results that may be expected to occur in the future. They do no include any non-recurring charges or credits arising from the transactions described below.

     The unaudited pro forma consolidated financial information for the year ended October 31, 2002 should be read in conjunction with the audited financial statements described above which are incorporated by reference or included in the prospectus.

     The unaudited pro forma consolidated information have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differs in certain material respects from United States GAAP, as described in note 5. The unaudited proforma financial information give effect to the acquisition of DSS Software Technologies by Diversinet Corp. which was completed on January 2, 2003 and the acquisition of Caradas, Inc. by Diversinet Corp. on September 1, 2003 as if it these occurred at the dates indicated below.

     (a) The unaudited pro forma consolidated statement of operations for the year ended October 31, 2002 has been prepared by the management of Diversinet Corp. and has been derived from:

          (i) The audited financial statements of Diversinet Corp. for the year ended October 31, 2002;

          (ii) The audited financial statements of DSS Software Technologies for the year ended December 31, 2002 translated into Canadian dollars using the average exchange rate for the period;

         (iii) The audited financial statements of Caradas, Inc. for the year ended December 31, 2002 translated into Canadian dollars using the average exchange rate for the period; and

          (iv) The  additional  information  provided  in  notes  2,  3  and  4.

     (b) The unaudited pro forma consolidated statement of operations for the nine months ended July 31, 2003 has been prepared by the management of Diversinet Corp. and has been derived from:

          (i) The unaudited financial statements of Diversinet Corp. for the nine months ended July 31, 2003;

          (ii) The unaudited results of operations of DSS Software Technologies from November 1, 2002 to January 2, 2003 (date of acquisition) translated into Canadian dollars using the average exchange rate for the period;

         (iii) The unaudited results of operations of Caradas, Inc. for the nine months ended June 30, 2003 translated into Canadian dollars using the average exchange rate for the period; and

          (iv) The  additional  information  provided  in  notes  2,  3  and  4.

     (c) The unaudited proforma consolidated balance sheet at July 31, 2003 has been has been prepared by the management of Diversinet Corp. and has been derived from:

          (i) The unaudited financial statements of Diversinet Corp. for the period ended July 31, 2003;

          (ii) The unaudited financial statement of Caradas, Inc. for the period ended June 30, 2003 translated into Canadian dollars using the period end exchange rate; and

         (iii) The  additional  information  provided  in  notes  2,  3 and 4.

The unaudited results of operations of DSS Software Technologies from November 1, 2002 to December 31, 2002 are included in the pro forma statements of operations for both pro forma periods in (a) and (b) above. The results of operations of DSS Software Technologies for the period November 1, 2002 to December 31, 2002 are as follows:

================================================================================
Revenue                                                            $   1,881,943
Cost of sales                                                          1,753,956
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Gross margin                                                             127,987
--------------------------------------------------------------------------------
Expenses                                                               1,641,879
--------------------------------------------------------------------------------
Loss before the following:                                           (1,513,892)

Interest expense                                                         (2,000)
--------------------------------------------------------------------------------
Loss for the period                                                $ (1,515,892)
================================================================================

The unaudited results of operations of Caradas, Inc. from October 1, 2002 to December 31, 2002 are included in the pro forma statements of operations for the pro forma periods in (b) above. The results of operations of Caradas, Inc. for the period October 1, 2002 to December 31, 2002 are as follows:

================================================================================
Revenue                                                            $   1,021,203
Cost of sales                                                            614,226
--------------------------------------------------------------------------------
Gross margin                                                             406,977
--------------------------------------------------------------------------------
Expenses                                                                 313,394
--------------------------------------------------------------------------------
Income before the following:                                              93,583

Interest expense                                                           4,172
--------------------------------------------------------------------------------
Income for the period                                              $      89,411
================================================================================

2.   PRO  FORMA  TRANSACTIONS:

     (a)  DSS  Software  Technologies

     On January 2, 2003, Diversinet Corp. acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider. The aggregate purchase price was $2,022,573 consisting of $473,070 (U.S.$300,000) in cash, $13,539 (U.S.$9,670) in cost associated with the acquisition, $946,140 (U.S.$600,000) of promissory note payable in instalments of U.S.$300,000 on January 2, 2004 and U.S.$300,000 on January 2, 2005 and 120,000 share purchase warrants with a fair value of $589,824 (U.S.$374,040). The share purchase warrants vest equally on January 2, 2003, 2004 and 2005 and are exercisable at U.S.$3.75 per share for five years. Additional future cash consideration in the amount of $1,892,280 (U.S.$1,200,000) is payable based on the achievement of certain net income targets over the next three years and will be recorded when the contingency has been met. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

================================================================================
Net capital assets acquired                                      $       147,242
Working capital                                                          457,957
Goodwill                                                               1,417,374
--------------------------------------------------------------------------------
Fair value assigned to consideration issued,
being common shares and share purchase
warrants                                                         $     2,022,573
================================================================================

     (b)  Caradas,  Inc.

     On September 1, 2003, 100% of the outstanding shares of Caradas, Inc. were acquired by Diversinet Corp. The aggregate purchase price was $7,555,991 consisting of 1,417,500 Diversinet Corp. common shares and 200,000 share purchase warrants. The share purchase warrants are exercisable at U.S.$2.45 per share for five years. The share purchase warrants will vest to the holder quarterly over three years. The acquisition will be accounted for using the purchase method.

     The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed set out below is preliminary and will be finalized following completion of a full valuation of the acquired assets and liabilities of Caradas. As such Diversinet Corp. has been required to make certain assumptions with respect to the allocation of the purchase price for accounting purposes in preparing this unaudited pro forma consolidated information. The excess of the purchase price over the net assets and liabilities will be allocated to identifiable intangible assets and goodwill. There is not sufficient information available at this time to perform the allocation. The actual allocation of the purchase price is expected to change, which may result in significant differences in certain pro forma adjustments. The preliminary allocation is as follows:

================================================================================
Capital assets acquired                                          $       228,399

Working capital                                                        (131,364)
Goodwill and intangible assets                                         7,458,956
--------------------------------------------------------------------------------
Fair value assigned to consideration issued,
being common shares and share purchase
warrants                                                          $    7,555,991
================================================================================

3.   PRO  FORMA  ADJUSTMENTS:

     The unaudited pro forma consolidated financial information give effect to the transactions described in note 2 above, as if they had occurred at the beginning of the periods presented. Pro forma transactions recognized in the unaudited pro forma consolidated financial information are as follows:

     (a)  Purchase  Price

     Under the acquisition, Diversinet Corp. will acquire all of the issued and outstanding shares of Caradas, Inc for US $5,435,965. Using the closing exchange rate at the date of acquisition of $1.39, the Canadian dollar purchase price of $7,555,991 will be satisfied by:

     - the issuance of 1,417,500 common shares valued at $6,623,459 (based on an estimated market price of $4.67 per share) and

     - the issuance of 200,000 share purchase warrants valued at $940,000 (based on the fair value of the warrants issued being $4.70 per share).

     (b)  Unaudited  pro  forma  consolidated  statements  of  earnings:

          (i)  Interest

          Reduction in interest revenue due to the use of cash and cash equivalents of Diversinet Corp. to acquire DSS Software Technologies.

          (ii)  Amortization

          The intangible assets acquired, other than goodwill, will be amortized over their useful lives. The purchase price allocation is preliminary and no adjustment has been made to reflect the amortization of the intangible assets on the acquisition of Caradas, Inc.

          If the entire purchase price discrepancy was allocated to intangible assets and amortized over five years, pro forma depreciation expense for the year ended October 31, 2002 would be $1,491,791 and for the nine months ended July 31, 2003 would be $1,118,843. If fifty percent of the purchase price discrepancy was allocated to goodwill, pro forma depreciation expense would be half the amounts stated.

     (c)  Pro  forma  shareholders'  equity:

          In accordance with Canadian generally accepted accounting principles, the share capital, and deficit of Caradas, Inc as at June 30, 2003 have been eliminated to reflect the acquisition by Diversinet Corp.

4.   LOSS  PER  SHARE:

     Basic and diluted loss per share have been calculated using the weighted average number of Diversinet Corp. common shares outstanding adjusted to reflect the issuance of common shares by Diversinet Corp. in connection with the acquisitions of Caradas, Inc.

     On January 28, 2003 Diversinet Corp. completed a reverse stock split of its issued and outstanding common shares whereby every ten shares of common stock were exchanged for one share of common stock. The pro forma weighted average number of common share has been restated to give effect to the stock split.

5.   DIFFERENCE  BETWEEN  CANADIAN  AND  U.S.  GAAP:

=====================================================================================================
                                                    Year ended October 31,    Nine months ended July
                                                             2002                    31, 2003
-----------------------------------------------------------------------------------------------------
Pro forma loss based on Canadian GAAP              $             8,873,551   $             5,577,309

Compensation expense (a)                                            55,164                    26,444
-----------------------------------------------------------------------------------------------------
Pro forma loss based on U.S. GAAP                                8,928,715                 5,603,753
-----------------------------------------------------------------------------------------------------
Basic and diluted loss per share under U.S. GAAP                    ($2.03)                   ($1.02)
=====================================================================================================
Weighted average number of shares                                4,389,192                 5,503,420
=====================================================================================================

     (a)  Options  to  consultants:

     Under Canadian GAAP, the Company did not recognize compensation expense when stock or stock options were issued to consultants prior to November 1, 2002. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital. Under U.S. GAAP and Canadian GAAP subsequent to October 31, 2002, the Company records compensation expense for stock or stock options granted in exchange for services from consultants. The expense adjustments above reflect the compensation effect of options granted prior to November 1, 2002.